UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

9 Meters Biopharma, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
 (Title of Class of Securities)

654405109
 (CUSIP Number)

April 30, 2020
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654405109	13G	Page 2 of 6 Pages
1		NAME OF REPORTING PERSONS Capital Point Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,378,059 (*)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER ---
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,378,059 (*)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.07% (*) (**)
12		TYPE OF REPORTING PERSON (See instructions) CO

(*) Consists of 7,378,059 Shares subject to a 180-day lock-up agreement from the closing of the acquisition by the Issuer of RDD Pharma Ltd., a company organized under the laws of Israel (the “Merger”), which occurred on April 30, 2020. Excludes 844,257 shares of common stock placed in escrow in accordance with an escrow agreement for a period of six months, in connection with the Merger.

(**) Based on 91,415,904 total shares outstanding as of April 30, 2020 as provided by the Company.

Item 1.   (a)              Name of Issuer:

9 Meters Biopharma, Inc.

(b)	Address of Issuer's Principal Executive Offices:

8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

Item 2. (a)	Name of Person Filing:

Capital Point Ltd.

(b)	Address of Principal Business Office:

Azrieli 1, Tel Aviv 67021, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Common Stock, $0.0001 Par value

(e)	CUSIP Number:

654405109

Item 3.	Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

See rows 5-9 of cover page of the reporting person.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

   See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

   See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

   See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

   See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2020

Capital Point Ltd.

/s/ Shay Lior
By:	Shay Lior
Title:	Co-Chief Executive Officer

/s/ Yossi Tamar
By:	Yossi Tamar
Title:	Co-Chief Executive Officer